VIA EDGAR
October 26, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Sarah Sidwell and Evan Ewing

Re:	Electriq Power Holdings, Inc.
Registration Statement on Form S-1
Filed on September 22, 2023
File No. 333-274657
Dear Ms. Sidwell and Mr. Ewing:
Electriq Power Holdings, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 19, 2023, regarding our Registration Statement on Form S-1 (“Registration Statement”) submitted to the Commission on September 22, 2023. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.
Registration Statement on Form S-1 filed on September 22, 2023
General
1.Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their securities, and the price that the public securityholders acquired their securities. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please update your risk factor disclosure.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page, pages 50 and 51 of the Revised Registration Statement in response.

Cover Page
2.For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such security.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Revised Registration Statement in response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 90
3. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, if the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 4 and 91 of the Revised Registration Statement in response.
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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Anthony Ain, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Jim Van Hoof
Name:	Jim Van Hoof
Title:	General Counsel

cc:	Ellenoff Grossman & Schole LLP
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